

October 14, 2010

Mr. James A. McGrady
Chief Executive Officer, President, Chief Financial Officer and Treasurer
Retail Ventures, Inc.
4150 E. Fifth Avenue
Columbus, Ohio 43219

> **Re:** **Retail Ventures, Inc.**
> **Form 8-K**
> **Filed October 12, 2010**
> **File No. 1-10767**

Dear Mr. McGrady:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 12, 2010

1. Please revise to specifically identify the financial statements and years or periods covered that should no longer be relied upon. In this regard, your narrative disclosures in the first full paragraph do not address each of the years and quarterly periods reflected in the tables summarizing the effects of the errors. Refer to Item 4.02(a)(1) of Form 8-K.

2. Please revise to provide a more detailed description of the nature the accounting error underlying the conclusion that you should restate your financial statements. Refer to the requirements of Item 4.02(a)(2) of Form 8-K. In addition please tell us: (i) how you originally computed diluted earnings per share; (ii) the changes to correct the error; and (iii) the authoritative literature that supports your revised accounting treatment. Please also tell us how you determined the adjustments to the numerator and denominator for the warrants and term loan conversion feature accounted for as assets or liabilities in your computations of diluted earnings per share, as restated, for each year and quarterly

period. For example, we note that (i) the adjustment to the numerator in computing diluted earnings per share, as restated, for the fiscal years ended January 31, 2009 and February 2, 2008 as presented on page 35 of Amendment No. 1 to Form 10-K filed October 12, 2010 does not reflect the change in the fair value of warrants and (ii) that the adjustment to the numerator in computing diluted earnings per share, as restated, for the nine months ended November 1, 2008 as presented on page 25 of Amendment No. 1 to Form 10-Q filed October 12, 2010 does not reflect the change in the fair value of the term loan conversion feature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at 202-551-3336 if you have any questions. In his absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief